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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 7)*

                                   ECOGEN INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   278864-30-1
                                 (CUSIP NUMBER)

                                 Mr. Moses Marx
                                  160 Broadway
                            New York, New York 10038
                                 (212) 349-2875
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 October 4, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS. 240.13D-1(E, 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                                 Page 1 of 6 Pages

CUSIP NO. 278864-30-1             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MOSES MARX
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        34,418,431 (includes 8,349,230 shares of Common
                                   Stock issuable upon conversion of 10,854
                                   shares of 1998-C Preferred Stock and
                                   3,518,218 shares of Common Stock
                                   issuable upon conversion of 4,345 shares
                                   of 2000-A Preferred Stock, calculated as
                                   of October 9, 2002)
                  --------------------------------------------------------------
     NUMBER OF    8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY         --
     OWNED BY     --------------------------------------------------------------
       EACH       9     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            34,418,431 (includes 8,349,230 shares of Common
       WITH Stock issuable upon conversion of 10,854 shares of 1998-C Preferred Stock and 3,518,218 shares of Common Stock issuable upon conversion of 4,345 shares
                                   of 2000-A Preferred Stock, calculated as
                                   of October 9, 2002)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,418,431 (includes 8,349,230 shares of Common Stock issuable upon conversion of 10,854 shares of 1998-C Preferred Stock and 3,518,218 shares of Common Stock issuable upon conversion of 4,345 shares of 2000-A Preferred Stock, calculated as of October 9, 2002)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      95.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

CUSIP NO. 278864-30-1

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      UNITED EQUITIES (COMMODITIES) COMPANY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        34,418,431 (includes 8,349,230 shares of Common
                                   Stock issuable upon conversion of 10,854
                                   shares of 1998-C Preferred Stock and
                                   3,518,218 shares of Common Stock
                                   issuable upon conversion of 4,345 shares
                                   of 2000-A Preferred Stock, calculated as
                                   of October 9, 2002)
                  --------------------------------------------------------------
     NUMBER OF    8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY         --
     OWNED BY     --------------------------------------------------------------
       EACH       9     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON            34,418,431 (includes 8,349,230 shares of Common
       WITH Stock issuable upon conversion of 10,854 shares of 1998-C Preferred Stock and 3,518,218 shares of Common Stock issuable upon conversion of 4,345 shares
                                   of 2000-A Preferred Stock, calculated as
                                   of October 9, 2002)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,418,431 (includes 8,349,230 shares of Common Stock issuable upon conversion of 10,854 shares of 1998-C Preferred Stock and 3,518,218 shares of Common Stock issuable upon conversion of 4,345 shares of 2000-A Preferred Stock, calculated as of October 9, 2002)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      95.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages

      This Amendment No. 7 amends and supplements the Schedule 13D, dated June 16, 1997, as amended (the "Schedule D"), of Moses Marx and United Equities (Commodities) Company ("United Equities Commodities") (the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen Inc. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            The aggregate consideration ($174,520) of the 2000-A Preferred Stock, as defined below, acquired by United Equities Commodities as reported herein was paid out of United Equities Commodities' general working capital.

Item 4.  Purpose of Transaction.

            The Reporting Persons acquired the 2000-A Preferred Stock of the Company reported herein as being owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional shares of Common Stock or 2000-A Preferred Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock or Preferred Stock of the Company that they now own or hereafter may acquire. Although the Reporting Persons do not at this time have any specific plans or proposals with respect to the following actions, and although the Reporting Persons own a sufficient number of shares of Common Stock of the Company to cause the adoption by the Company's stockholders of such actions if stockholder approval were required, if they were to determine that the best interests of the stockholders of the Company would be served by doing so, they may make proposals to the Company or its stockholders that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

            (a) - (b)

            According to the Company's Form 10Q for the quarterly period ended on July 31, 2002, there were 24,178,000 shares of Common Stock outstanding at September 26, 2002, after giving effect to the 1 for 10 reverse stock split of the Company's Common Stock, which was effected on July 29, 2002.

            United Equities Commodities owns (i) 22,550,983 shares of Common Stock, comprising 93.3% of the issued and outstanding shares of Common Stock, (ii) 10,854 shares of 8% Series 1998-C Convertible Preferred Stock, par value $.01 per share (the "1998-C Preferred Stock"), and (iii) 4,345 shares of 7% Series 2000-A Convertible Preferred Stock, par value $.01 per share (the "2000-A


                                Page 4 of 6 Pages

            Preferred Stock"). Assuming that such shares of 1998-C Preferred Stock and 2000-A Preferred Stock were converted into Common Stock as of October 9, 2002, United Equities Commodities would own 34,418,431 shares of Common Stock, comprising 95.5% of the issued and outstanding shares of Common Stock

            Mr. Marx may be deemed a beneficial owner of the shares of stock described in the preceding paragraph, by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities with respect to such shares.

            United Equities Commodities has sole power to vote and dispose of all such shares. Mr. Marx has sole power to vote and dispose of all such shares on behalf of United Equities Commodities.

            Philippe D. Katz, a .5% partner in United Equities Commodities, beneficially owns 500 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of the Common Stock. Dr. Joseph M. Fink, a .5% partner in United Equities Commodities, beneficially owns 1,100 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. The Reporting Persons specifically disclaim beneficial ownership of the shares of Common Stock owned by Mr. Katz and Dr. Fink, respectively, and disclaim membership in a Group.

            (c) On October 1, 2002, United Equities Commodities purchased 607 shares of 2000-A Preferred Stock ($60,700 stated value) in a private transaction for an aggregate purchase price of $25,000. On October 4, 2002, United Equities Commodities purchased 3,738 shares of 2000-A Preferred Stock ($373,800 stated value) in a private transaction for an aggregate purchase price of $149,520.

            (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

            (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


                                Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2002


                                   /s/ Moses Marx
                                   -------------------------------------------
                                                   MOSES MARX

                                   UNITED EQUITIES (COMMODITIES) COMPANY


                                   By: /s/ Moses Marx
                                      ----------------------------------------
                                      Moses Marx, General Partner


                                Page 6 of 6 Pages